[Letterhead of White & Case LLP]

April 12, 2007

BY EDGAR SUBMISSION AND FAX

Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-5546

Re:  Acergy S.A.
     Form 20-F for the Fiscal Year Ended November 30, 2004
     Filed May 31, 2005
     Form 20-F for the Fiscal Year Ended November 30, 2005
     Filed May 8, 2006
     File No. 0-21742

Dear Ms. Blye:

     This letter responds to your letter to Mr. Mark Woolveridge of Acergy S.A. (the "Company") dated March 28, 2007 (the "Comment Letter"). The Comment Letter contained certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Reports on Form 20-F for the fiscal years ended November 30, 2004 and November 30, 2005 (the "Form 20-Fs"). We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response.

1. We note the disclosure under "Other Properties" on page 28 of your Form 20-F for the fiscal year ended November 30, 2004 that as of May 9, 2005, you held under a long-term lease real property used for offices in Tehran, Iran. Iran is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. That property is not among the properties listed under "Other Properties" in your Form 20-F for the fiscal year ended November 30, 2005. Please advise us whether you continue to lease the property. Please also describe to us any other past, current, and anticipated contacts with Iran, whether through affiliates or by direct or indirect arrangements. Describe the nature and extent of any contacts,

Cecilia Blye
Securities and Exchange Commission
Page 2

     including any agreements or arrangements you may have, directly or indirectly, with the government of Iran or entities controlled by that government.

          The Company has advised us that, in fiscal year 2004, the Company leased 40 square meters of office space in Tehran, Iran, as reported in the Company's Form 20-F for the fiscal year ended November 30, 2004. This lease was acquired when the Company acquired the party holding the lease, the French company ETPM S.A. ("ETPM") in 1999. ETPM provided services in Iran through this branch office, which it shared with its subsidiary, Serimer Sarl ("Serimer").

          In the first quarter of 2005, notice was given to cancel the lease for this office, and the property was vacated at the end of September 2005. Following the termination of the lease, the Company took action to terminate the branch offices of both ETPM and Serimer in Iran. On June 3, 2006, the Department of Registrar of Companies and Non-commercial Institutions in Tehran, Iran issued a Notice on Closing of Liquidation Proceedings of the Branch Office of "Stolt Offshore Foreign Company S.A.," confirming that the liquidation of the branch office had been completed. On January 9, 2007 the Department of Registrar of Companies and Non-commercial Institutions in Tehran, Iran issued a Notice of Closing of Liquidation of Affairs of "Serimer Sarl", confirming that the liquidation of affairs of the branch office had been completed under the Commercial Code of Iran. The Company has not held or leased any property in Iran, either directly or through its subsidiaries, since vacating the premises in 2005. The lease payments made by ETPM and Serimer together amounted to approximately $450 per month during fiscal year 2004. After the Company's acquisition of ETPM, the Company completed the services it was providing in Iran pursuant to existing contracts, but has not entered into any new contracts. The Company has not generated any revenue relating to either ETPM or Serimer's operations in Iran since the beginning of fiscal year 2004.

          The Company participates in a joint venture which operates the heavy lift ship Stanislav Yudin, and provides heavy lifting services globally. The joint venture, Seaway Heavy Lifting Ltd. ("SHL"), is a Cypriot corporation, and the Company owns 50% of the voting rights and shares in 50% of the first $3 million of annual profits of SHL and 30% of the annual profits over $3 million. In fiscal year 2004, SHL was a party to a contract with AGIP Iran B.V., pursuant to which SHL provided installation of decks for platforms offshore Iran. Additionally, in 2004, SHL was a party to a contract with Iran Shipbuilding and Offshore Industries Complex Company ("ISOICO") for the installation of jackets and piles offshore Iran. Based on publicly available information, the Company believes ISOICO is a subsidiary of the state-controlled Industrial Development and Renovation Organization of Iran. SHL's work pursuant to both contracts concluded in June 2004 and SHL has not provided any services with respect to the two contracts, nor has it had any other business involving Iran since June 2004. However, the SHL joint venture will continue to seek opportunities to provide heavy lifting services globally, and it could contract for future work in Iran.

Cecilia Blye
Securities and Exchange Commission
Page 3

     As is apparent from the above descriptions, the Company's contacts with Iran are de minimis, both individually and in the aggregate. Other than as described above, to the Company's knowledge: (i) the Company has no current, or anticipated contacts with Iran, and had no other contacts with Iran in fiscal years 2004, 2005 or 2006, through affiliates or by direct or indirect arrangements; and (ii) the Company has no current contacts, including any agreements or arrangements, directly or indirectly, with the government of Iran or entities controlled by that government and had no such contacts in fiscal years 2004, 2005 or 2006.

2. Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

          The Company believes that its past contacts with Iran are immaterial and, in the aggregate, do not constitute a material investment risk to its security holders. The Company's determination that its past contacts with Iran are immaterial took into account its belief that the operations are immaterial both quantitatively and qualitatively.

          The Company has not directly derived any gross revenue from services provided in Iran for fiscal years 2004, 2005, 2006 and to date in 2007. Gross revenue received by the Company's joint venture, SHL, totaled $28.5 million in fiscal year 2004, attributable to the two contracts described above in response to Comment 1, of which the Company's indirect share was not more than $14.25 million. Together, these contracts represented less than 1.3% of the Company's net operating revenue from continuing operations in fiscal year 2004. This represented a de minimis proportion of the Company's revenues from continuing operations in 2004. Moreover, as is customary for such contracts, the SHL joint venture received
     $9,240 in 2006, and is entitled to receive an additional approximately $200,000 in settlement of outstanding receivables from the two projects described in Comment 1 above, which were

Cecilia Blye
Securities and Exchange Commission
Page 4

     completed in June 2004. Of this $200,000, not more than $100,000 will be attributable to the Company. The Company otherwise received no revenues from the services it provided in Iran in fiscal years 2005, 2006 and to date in 2007.

          Moreover, the Company has had no material assets or liabilities with respect to its contacts with Iran in each of 2004, 2005 and 2006 and to date in 2007. The office lease described above was a minor property and was terminated in 2005. Consequently, the Company believes that its contacts with Iran are quantitatively immaterial to the Company.

          In addition, qualitative factors do not render the Company's operations in Iran material. First, the Company believes that it conducted all operations in compliance with applicable laws. In particular, the Company, SHL, ETPM and Serimer are not United States corporations and their contacts with Iran were limited to the performance of services. Second, the Company's operations in Iran were minimal during fiscal year 2004, and aside from the outstanding receivables related to the SHL joint venture described above, since the year ended November 30, 2005, the Company, its subsidiaries and its joint ventures have not operated in Iran. As a result, the Company believes that its past operations in Iran would not be considered material to a reasonable investor in making an investment decision and accordingly, these operations have not materially affected the Company's reputation or share value.

          To the Company's knowledge, the states identified in the Staff's comment are not currently material security holders of the Company, through pension funds or otherwise. The Company is aware that the state of California is considering legislation to prohibit investment by public employee retirement funds in companies with business operations in Iran. Nevertheless, even if the identified states or California were to divest their shareholdings in the Company (if any), the Company believes that the legislation (or contemplated legislation) referred to above would not lead to any material impact on the trading market for the Company's shares.

          In the Company's opinion, the factors discussed in response to Comments 1 and 2 above, do not, individually or in the aggregate, constitute a material investment risk for the Company's security holders.

As required by the Staff's Comment Letter, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o the Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Cecilia Blye
Securities and Exchange Commission
Page 5

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Greg Pryor (212-819-8389) or Laura Sizemore (212-819-8373) of White & Case LLP.

                                                            Sincerely,


                                                            /s/ White & Case LLP
                                                            --------------------
                                                            White & Case LLP

cc:  Pradip Bhaumik, SEC
     Roger Schwall, SEC

     Johan Rasmussen, Esq., Acergy